Exhibit 11

                       ENRON CORP. AND SUBSIDIARIES
                     Calculation of Earnings Per Share
                                (Unaudited)


                                                          Three Months Ended
                                                               March 31,
                                                           1995         1994
                                                         (in thousands except
                                                           per share amounts)

Primary Earnings Per Share
  Earnings on common stock
     Net income                                          $194,950     $173,063
     Preferred stock dividends                             (3,819)      (3,722)
                                                         $191,131     $169,341

  Average number of common shares outstanding             243,217      242,483

  Primary earnings per share of common stock             $   0.79     $   0.70

Fully Diluted Earnings Per Share
  Adjusted earnings on common stock
     Net income                                          $194,950     $173,063
     Preferred stock dividends                             (3,819)      (3,722)
     Add back:
       Dividends on convertible preferred stock             3,819        3,722
                                                         $194,950     $173,063

  Average number of common shares outstanding
   on a fully diluted basis
     Average number of common shares outstanding          243,217      242,483
     Additional shares issuable upon:
       Conversion of preferred stock                       19,143       19,766
       Exercise of stock options reduced by the number
        of shares which could have been purchased with
        the proceeds from exercise of such options          4,084        4,003
                                                          266,444      266,252

  Fully diluted earnings per share of common stock       $   0.73     $   0.65
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